Exhibit 99.2

NetEase, Inc.
Room 802, 8/F, China Life Centre

Tower A, One HarbourGate

No. 18 Hung Luen Road

Kowloon, Hong Kong
People’s Republic of China

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 23, 2026

PROXY STATEMENT

General

The Board is soliciting proxies for use at the AGM to be held on June 23, 2026 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The AGM will be held at our offices located at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China, 310052.

We intend to hold the AGM in person at the time and location specified above. In the event that it is not possible or advisable to hold the AGM at the time or the location specified above, we will announce on our website (http://ir.netease.com), the website of the U.S. Securities and Exchange Commission (www.sec.gov) and the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) alternative arrangements for the meeting as promptly as practicable. Please monitor our website and the websites of the U.S. Securities and Exchange Commission and Hong Kong Exchanges and Clearing Limited for updated information. If you are planning to attend the AGM, please check the websites one week prior to the meeting date. As always, we encourage you to vote your shares by proxy (for holders of ordinary shares) or voting instruction (for holders of ADSs) prior to the AGM.

As at the date of this proxy statement, the Board comprises Mr. William Lei Ding as the Director, and Ms. Grace Tang, Ms. Alice Cheng, Mr. Joseph Tong, Mr. Michael Leung and Mr. Johnny Chan as the independent Directors.

This proxy statement is available to shareholders beginning on May 18, 2026, and the voting instruction card is being mailed to holders of our American depositary shares, known as ADSs, on or about May 27, 2026.

Please refer to Appendix I for defined terms used in this proxy statement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This proxy statement, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the HK Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this proxy statement is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

Record Date and Share Ownership

Holders of record of our ordinary shares as of the close of business, Hong Kong time, on May 26, 2026 are entitled to vote and attend the AGM and any adjournment or postponement thereof. In order to be eligible to vote at and attend the AGM, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with our branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited by 4:30 p.m., Hong Kong time, on May 26, 2026.

Holders of record of ADSs as of the close of business, New York time, on May 26, 2026 are entitled to execute and submit voting instructions to The Bank of New York Mellon, as depositary. Please be aware that, because of the time difference between Hong Kong and New York, if a holder of ADSs cancels his or her ADSs in exchange for ordinary shares on May 26, 2026, New York time, such holder of ADSs will not be able to instruct The Bank of New York Mellon, as depositary of the ADSs, as to how to vote the ordinary shares represented by the cancelled ADSs as described above, and will also not be a holder of those ordinary shares as of the record date applicable to holders of ordinary shares for the purpose of determining the eligibility to vote at and attend the AGM.

Quorum

The presence of one or more shareholders holding shares which carry, in aggregate, not less than one-third of the votes attaching to all issued and outstanding shares and entitled to vote, will constitute a quorum for the transaction of business at the AGM.

Voting and Solicitation

Each ordinary share issued and outstanding as of the close of business, Hong Kong time, on May 26, 2026 is entitled to one vote. Voting by holders of ordinary shares at the AGM will be by a poll. As at the Latest Practicable Date, the Directors were not aware of any Shareholder who is required to abstain from voting on the resolutions to be proposed at the AGM.

The solicitation materials are available on the Company’s website (http://ir.netease.com), on the website of the U.S. Securities and Exchange Commission (www.sec.gov) and on the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk).

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the AGM in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted in the proxy holder’s discretion. Abstentions by holders of ordinary shares will be included in determining the presence of a quorum for the AGM but will not be counted as votes for or against a proposal.

Holders of record of ordinary shares registered on our branch register of members in Hong Kong (“Hong Kong register”) as of the close of business, Hong Kong time, on May 26, 2026 may either (1) attend the AGM in person to vote or (2) return a properly dated and executed proxy card by mail or by hand to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, which should be received by no later than 10:00 a.m., Hong Kong time, on June 21, 2026.

Holders of record of ordinary shares registered on our principal register of members in the Cayman Islands (“Cayman register”) as of the close of business, Hong Kong time, on May 26, 2026 may either (1) attend the AGM in person to vote or (2) return a properly dated and executed proxy card by e-mail to ir@service.netease.com, by no later than 10:00 a.m., Hong Kong time, on June 21, 2026.

Holders of record of ordinary shares registered on our Hong Kong register or Cayman register wishing to attend the AGM in person to vote must present valid proof of identification.

Those who hold ordinary shares indirectly through a brokerage firm, bank or other financial institution must return a voting instruction form to their brokerage firm, bank or other financial institution to have their shares voted on their behalf. Please contact your brokerage firm, bank or other financial institution for information on how to do so.

Those who hold our ordinary shares indirectly through a brokerage firm, bank or other financial institution who wish to attend the AGM and/or vote in person should contact their brokerage firm, bank or other financial institution to arrange for such attendance and bring valid proof of identification to the AGM.

Voting by Holders of ADSs

Holders of record of ADSs are not entitled to vote at the AGM but can execute and submit voting instructions to The Bank of New York Mellon, as depositary of the ADSs.

Holders of ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through The Bank of New York Mellon by submitting a voting instruction card to The Bank of New York Mellon. We have instructed The Bank of New York Mellon to disseminate to ADS holders a voting instruction card and a notice of meeting providing to ADS holders information with regard to the AGM and a statement and instructions as to voting by ADS holders on or about May 27, 2026. If you wish to have The Bank of New York Mellon, through its nominee or nominees, vote the ordinary shares represented by your ADSs, you will need to execute and timely forward to The Bank of New York Mellon the voting instruction card sent to you by The Bank of New York Mellon in accordance with the instructions provided by The Bank of New York Mellon. The voting instruction card should be executed in such a manner as to show clearly how you wish to vote in regard to each matter to be considered at the AGM.

Upon the timely receipt of a properly completed ADS voting instruction card by The Bank of New York Mellon, it, as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the number of ordinary shares represented by the ADSs evidenced by American depositary receipts related to those ADSs, in accordance with the instructions set forth in the voting instruction card. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions or as described in the paragraph below. As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York Mellon may vote those ordinary shares at the AGM. Holders of ADSs may attend, but may not vote at, such meeting.

If (1) the ADS voting instruction card is signed but is missing voting instructions, (2) the enclosed ADS voting instruction card is improperly completed or (3) no ADS voting instruction card is received by The Bank of New York Mellon from a holder of ADSs prior to 12:00 p.m., New York Time, on June 12, 2026, The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the AGM to vote in favor of each proposal recommended by our Board and against each proposal opposed by our Board.

Revocability of Proxies

Any proxy given by a holder of ordinary shares pursuant to this solicitation may be revoked by the person giving it at any time before its use by:

•	holders of ordinary shares registered on our Hong Kong register by executing and delivering a written notice of revocation or a duly executed proxy bearing a later date by mail or hand to Computershare Hong Kong Investor Services Limited pursuant to the instructions above, which should be received by 10:00 a.m., Hong Kong time, on June 21, 2026;

•	holders of ordinary shares registered on our Cayman register by executing and delivering a written notice of revocation or a duly executed proxy bearing a later date by e-mail to ir@service.netease.com pursuant to the instructions above by 10:00 a.m., Hong Kong time, on June 21, 2026; or

•	attending the AGM and voting in person for holders of ordinary shares registered on our Hong Kong or Cayman registers. Attendance at the AGM in and of itself does not revoke a prior proxy.

Those who hold our ordinary shares indirectly through a brokerage firm, bank or other financial institution and holders of ADSs who wish to change or revoke their voting instructions should contact their brokerage firm, bank or other financial institution or our depositary, The Bank of New York Mellon, as applicable, for information on how to do so.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2027 Annual General Meeting of Shareholders must be received by December 31, 2026 at Room 802, 8/F, China Life Centre, Tower A, One HarbourGate, No. 18 Hung Luen Road, Kowloon, Hong Kong, People’s Republic of China, Attention: Investor Relations. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1

ORDINARY RESOLUTION

ELECTION OF DIRECTORS

The Board has nominated the following six Directors for re-election at the AGM: Mr. William Lei Ding, Ms. Alice Cheng, Ms. Grace Tang, Mr. Joseph Tong, Mr. Michael Leung and Mr. Johnny Chan. Each Director to be elected will hold office until the next annual general meeting of shareholders and until such Director’s successor is elected and is duly qualified, or until such Director is otherwise vacated in accordance with the Company’s memorandum and articles of association (as amended from time to time). All of the nominees, other than Mr. Johnny Chan, have been previously elected by our shareholders. Our Articles of Association presently authorize up to ten board positions. The election of each nominee shall be voted on as a separate resolution.

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the six nominees named below. The Board has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a Director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.

The names of the nominees, their ages and the principal positions with the Company held by them are as follows:

Name	Age	Position
William Lei Ding	54	Director and Chief Executive Officer
Alice Yu-Fen Cheng (1)	64	Independent Director
Grace Hui Tang (1)	66	Independent Director
Joseph Tze Kay Tong (1)	63	Independent Director
Michael Man Kit Leung	72	Independent Director
Kok Chung Johnny Chan	66	Independent Director

(1)	Member of the audit, compensation, nominating and environmental, social and governance (ESG) committees.

(2)	Each Independent Director nominee satisfies the independence requirements set out in Rule 5605(a)(2) of the NASDAQ’s Marketplace Rules and Rule 3.13 of the HK Listing Rules.

Directors Nominated for Election at the AGM

Lei Ding, also known as William Lei Ding, our founder, has served as a Director of our company since July 1999 and as Chief Executive Officer for the NetEase group since November 2005. From March 2001 until November 2005, Mr. Ding served as our chief architect, and from June 2001 until September 2001, he served as our acting chief executive officer and acting chief operating officer. From July 1999 until March 2001, Mr. Ding served as co-chief technology officer, and from July 1999 until April 2000, he also served as our interim chief executive officer. Mr. Ding holds a Bachelor of Science degree in Communication Technology from the University of Electronic Science and Technology of China.

Alice Yu-Fen Cheng, also known as Alice Cheng, has served as a Director of our company since June 2007. Ms. Cheng has also served as a non-executive director of J&T Global Express Limited since May 2020 and as a member of its audit committee since the company listed on the Hong Kong Stock Exchange in October 2023 (HKEX: 1519). From 2005 to 2021, Ms. Cheng served as the chief financial officer of BBK Electronics Corp., Ltd., a PRC-based manufacturer of audio-visual equipment. From 2010 to 2013, Ms. Cheng served as a supervisor of Wistron Information Technology Corporation in Taiwan, an information technology company with operations in Taiwan, China and Japan. From 2002 to 2005, Ms. Cheng served as financial controller of Wistron Corporation, a Taiwanese original design manufacturer of notebook computers and other electronics. Prior to that, Ms. Cheng held various positions with Acer Inc., a Taiwanese computer manufacturer, culminating in the position of financial controller. Ms. Cheng received a Bachelor of Accounting from the Chinese Culture University in Taiwan in 1983 and a Master of Business Administration from the Thunderbird School of Global Management in Arizona in 2003. Ms. Cheng is also licensed as a certified public accountant in Taiwan and the PRC.

Grace Hui Tang, also known as Grace Tang, has served as a Director of our company since July 2022. Ms. Tang worked at PricewaterhouseCoopers for more than 30 years, including approximately 19 years as an audit partner in Hong Kong and Chinese mainland, until her retirement in 2020. At PricewaterhouseCoopers, Ms. Tang was responsible for the audits of numerous public and private companies in Hong Kong, China mainland, the United States and other jurisdictions. Since 2009, she has also been a professor at the Guanghua School of Management of Peking University where she teaches courses on accounting and auditing for the graduate school of the accounting department and on career development. Since September 2022, Ms. Tang has been teaching accounting and auditing courses to foreign students at Beijing Foreign Studies University as a professor. In addition, Ms. Tang serves as an independent director of Brii Biosciences Ltd. (HKEX: 2137), Elkem ASA (OSLO: ELK), ECARX Holdings Inc. (Nasdaq: ECX) and Pirelli & C.S.p.A. (PIRC.MI). Ms. Tang received a bachelor’s degree in accounting from the University of Utah and a Master of Business Administration degree from Utah State University. Ms. Tang is a U.S. certified public accountant and a fellow of the Hong Kong Institute of Certified Public Accountants.

Joseph Tze Kay Tong , also known as Joseph Tong, has served as a Director of our company since March 2003. From January 2003 to November 2021, Mr. Tong was a director of Parworld Investment Management Limited, which provides financial and investment advisory services. From December 2002 until April 2004, Mr. Tong was engaged in establishing offices and operations in Hong Kong and China mainland, setting up accounting and internal control policies and overseeing the overall operations for TLM Apparel Co., Ltd., a garment trading company operating in Hong Kong and China mainland which he co-founded. Prior to that, from September 2000 to September 2002, Mr. Tong was the e-commerce director of the Asia Region for Universal Music Limited where he was responsible for forming e-business development strategies and overseeing new promotional opportunities. Mr. Tong received a Bachelor of Social Science degree with honors in Accounting and Statistics from the University of Southampton, England. He is a member of the American Institute of Certified Public Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants.

Michael Man Kit Leung, also known as Michael Leung, has served as a Director of our company since July 2002. Mr. Leung was a responsible officer of Grand Moore Capital Limited from September 2019 to November 2021. Mr. Leung was appointed executive director of Unitas Holdings Limited (HKEX: 8020) from September 2011 to November 2018, and served as a responsible officer from May 2011 to November 2018 of Chanceton Capital Partners Limited, a subsidiary of Unitas Holdings Limited. Previously, Mr. Leung was a director of Emerging Markets Partnership (Hong Kong) Limited, the principal adviser to the AIG Infrastructure Fund L.P., in 1999. Mr. Leung also held senior positions in the Hong Kong Branch of the Swiss Bank Corporation, SG Securities (HK) Limited (formerly known as Crosby Securities (Hong Kong) Limited) and Peregrine Capital Limited. Mr. Leung currently is an independent non-executive director and chairman of the audit committee for Orange Sky Golden Harvest Entertainment (Holdings) Limited (HKEX: 1132) and Luye Pharma Group Ltd. (HKEX: 2186), all of which are companies listed on the Hong Kong Stock Exchange. Mr. Leung also serves as an independent non-executive director on the board of China Ting Group Holdings Limited (HKEX: 3398), a company listed on the Hong Kong Stock Exchange. Mr. Leung received a Bachelor’s Degree in Social Sciences from the University of Hong Kong in October 1977 with a major in Accounting, Management and Statistics.

Kok Chung Johnny Chan, also known as Johnny Chan, has served as a Director of our company since August 2025. Mr. Chan has over 40 years of experience in the investment banking and investment management industry. Mr. Chan is currently the chief investment officer of the Hong Kong Cyberport Management Company, a position he has held since September 2018. He has also served as an independent non-executive director of CNQC International Holdings Ltd. (HKEX: 1240) since January 2016, Hangzhou SF Intracity Industrial Co., Ltd. (HKEX: 9699) since November 2021, and the HSBC Provident Fund Trustee (Hong Kong) Limited, a member of HSBC Holdings, since January 2021 (and as chairman of its Investment Committee since May 2024). In addition, Mr. Chan has been a member of the Market Misconduct Tribunal, established under the Securities and Futures Ordinance of Hong Kong, a director of the Accounting and Financial Reporting Council, a panel member of the Securities and Futures Appeals Tribunal, and a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority since January 2023, October 2024, April 2025 and September 2025, respectively. He is also president and executive director of the Hong Kong Venture Capital and Private Equity Association and chairman of the Global Venture Capital Congress. Previously, Mr. Chan was a member of the Listing Committee of the Stock Exchange of Hong Kong from July 2020 to July 2024, serving as its deputy chairman from July 2022 to July 2024. Prior to that, he was the chief investment officer of Softech Investment Management Ltd., the manager of the Hong Kong Government Applied Research Fund, from 2000 to 2019, a co-founder and director of Techpacific Capital Limited, which became Crosby Capital Limited, and chairman and chief investment officer of Crosby Asset Management (Hong Kong) Limited from 2002 to 2016. Mr. Chan received a bachelor’s degree (majoring in economics) from City of London Polytechnic (now London Metropolitan University) in July 1982, a master’s degree in business administration from City University London in November 1983 and a postgraduate diploma from the Securities Institute of Australia (now The Financial Services Institute of Australasia (FINSIA)) in April 1989.

The election of each nominee shall be voted on as a separate resolution, and each such resolution is being proposed as an Ordinary Resolution. In order for the election of any nominee to be validly passed as an Ordinary Resolution, it will need to be approved by a majority of the votes which are cast on such resolution by those shareholders who are present in person or by proxy and are entitled to vote at the shareholders’ meeting, at which a quorum is present. In electing Directors, each shareholder may cast one vote per share owned for each Director to be elected; shareholders cannot use cumulative voting. The election of each nominee is not dependent on or conditional upon the election of any other nominee.

THE BOARD RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE
NOMINEES NAMED ABOVE.

PROPOSAL 2

ORDINARY RESOLUTION

RATIFICATION AND APPROVAL OF APPOINTMENTS OF AUDITORS

Following the recommendation of the audit committee of our Board, our Board has proposed to ratify and approve the appointments of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers (collectively, “PwC”) as the auditors of the Company for U.S. financial reporting and Hong Kong financial reporting purposes, respectively, for the fiscal year ending December 31, 2026 and until the conclusion of the next annual general meeting of the Company, and to authorize the Board to fix their remuneration. The audit fees (including out-of-pocket expenses and taxes) for the year ending December 31, 2026 are estimated to be between RMB13,500,000 and RMB14,600,000. The fees are determined based on (i) the scope and complexity of the audit work for the Company’s consolidated financial statements, considering the scale of operations, the number of subsidiaries and the geographic coverage; and (ii) the expected audit timeline, resources and professional expertise required to meet the regulatory requirements in different capital markets and regulators’ expectations.

A representative of PwC is expected to be present at the AGM, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

Proposal 2 is being proposed as an Ordinary Resolution. In order to be validly passed as an Ordinary Resolution, Proposal 2 will need to be approved by a majority of the votes which are cast on such resolution by those shareholders who are present in person or by proxy and are entitled to vote at the shareholders’ meeting, at which a quorum is present.

THE BOARD AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR
THE RATIFICATION AND APPROVAL OF APPOINTMENTS OF PRICEWATERHOUSECOOPERS
ZHONG TIAN LLP AND PRICEWATERHOUSECOOPERS AS OUR AUDITORS FOR U.S. FINANCIAL REPORTING AND
HONG KONG FINANCIAL REPORTING PURPOSES, RESPECTIVELY, for the fiscal year ending December 31, 2026 and until the conclusion of the next annual general meeting of the Company, AND AUTHORIZING THE BOARD TO FIX THEIR REMUNERATION.

PROPOSAL 3

ORDINARY RESOLUTION

GRANTING OF GENERAL MANDATE TO ISSUE SHARES

In preparation for the HK Primary Conversion and in order to give the Company the flexibility to issue Shares and/or ADSs (including any sale or transfer of Treasury Shares) if and when appropriate, an Ordinary Resolution 3 will be proposed at the AGM to approve the granting of the Issuance Mandate to the Directors to allot, issue or deal with additional Shares and/or ADSs representing Shares not exceeding 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the date of the AGM (i.e., a mandate to allot and issue up to a total of 320,357,734 Shares on the basis that the issued share capital of the Company (excluding any Treasury Shares) remains unchanged on the date of the AGM). Subject to the Shareholders’ approval by Ordinary Resolution, the Issuance Mandate shall be effective as of the HK Primary Effective Date.

Under the Issuance Mandate, it is proposed that the Directors be given a general unconditional mandate during the Relevant Period (as defined below) to exercise all the powers of the Company to allot, issue, and deal with additional ordinary shares or securities convertible into ordinary shares, or options, warrants, or similar rights to subscribe for ordinary shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional ordinary shares or securities convertible into ordinary shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive ordinary shares) that would or might require the exercise of such powers.

The Issuance Mandate shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period. The total number of ordinary shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employees of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for ordinary shares or rights to acquire ordinary shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2019 Share Incentive Plan (as amended from time to time);

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Articles of Association; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting;

shall not exceed 10% of the total number of issued and outstanding Shares of the Company (excluding any Treasury Shares) as of the date of the passing of this Proposal 3 and the said mandate shall be limited accordingly.

For the purposes of this Proposal:

“Relevant Period” means the period from the HK Primary Effective Date until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an Ordinary Resolution of the Shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).

Proposal 3 is being proposed as an Ordinary Resolution. In order to be validly passed as an Ordinary Resolution, Proposal 3 will need to be approved by a majority of the votes which are cast on such resolution by those shareholders who are present in person or by proxy and are entitled to vote at the shareholders’ meeting, at which a quorum is present.

THE BOARD RECOMMENDS A VOTE FOR THE GRANT OF THE ISSUANCE MANDATE, WHICH, IF APPROVED, SHALL BECOME EFFECTIVE AS OF THE HK PRIMARY EFFECTIVE DATE.

PROPOSAL 4

ORDINARY RESOLUTION

GRANTING OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

In preparation for the HK Primary Conversion and in order to give the Company the flexibility to repurchase Shares and/or ADSs if and when appropriate, an Ordinary Resolution will be proposed at the AGM to approve the granting of the Share Repurchase Mandate to the Directors to repurchase Shares and/or ADSs representing Shares of not exceeding, in aggregate, 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the date of the AGM (i.e., a mandate to repurchase up to a total of 320,357,734 Shares on the basis that the issued share capital of the Company (excluding any Treasury Shares) remains unchanged on the date of the AGM). Subject to the Shareholders’ approval by Ordinary Resolution, the Repurchase Mandate shall be effective as of the HK Primary Effective Date.

Under the Share Repurchase Mandate, it is proposed that the Directors be given a general unconditional mandate during the Relevant Period (as defined below) to exercise all the powers of the Company to purchase its own Shares and/or ADSs on the Hong Kong Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Hong Kong Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued and outstanding Shares of the Company (excluding any Treasury Shares) as of the date of passing of this Proposal 4 (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this Proposal 4) and the said mandate shall be limited accordingly.

For the purposes of this Proposal:

“Relevant Period” means the period from the HK Primary Effective Date until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an Ordinary Resolution of the Shareholders in general meeting.

An explanatory statement required by the HK Listing Rules to provide the Shareholders with requisite information reasonably necessary for them to make an informed decision on whether to vote for or against the granting of the Share Repurchase Mandate is set out in Appendix II to this proxy statement.

Proposal 4 is being proposed as a separate Ordinary Resolution. In order to be validly passed as an Ordinary Resolution, Proposal 4 will need to be approved by a majority of the votes which are cast on such resolution by those shareholders who are present in person or by proxy and are entitled to vote at the shareholders’ meeting, at which a quorum is present.

THE BOARD RECOMMENDS A VOTE FOR THE GRANT OF THE REPURCHASE MANDATE, WHICH, IF APPROVED, SHALL BECOME EFFECTIVE AS OF THE HK PRIMARY EFFECTIVE DATE.

PROPOSAL 5(A) AND 5(B)

ORDINARY RESOLUTION

AMENDMENTS TO THE 2019 SHARE INCENTIVE PLAN

In preparation for the HK Primary Conversion, the Company is required to amend the terms of the 2019 Share Incentive Plan to comply with Chapter 17 of the HK Listing Rules. Accordingly, the Board has resolved to amend and restate the 2019 Share Incentive Plan as the Second Amended and Restated 2019 Share Incentive Plan in order to comply with the requirements on share schemes under Chapter 17 of the HK Listing Rules. The Second Amended and Restated 2019 Share Incentive Plan will be subject to Shareholders’ approval at the AGM and, if approved, will become effective on the HK Primary Effective Date. As at the Latest Practicable Date, the Company did not have any immediate plan to grant awards under the Second Amended and Restated 2019 Share Incentive Plan (if approved by the Shareholders at the AGM).

For the avoidance of doubt, the Company is not proposing to increase the number of ordinary shares authorized for issuance under the Second Amended and Restated 2019 Share Incentive Plan, and such number will remain unchanged from the number already authorized for issuance under the 2019 Share Incentive Plan, subject only to any necessary downward adjustment required to ensure it does not exceed the limit permitted under the Listing Rules (i.e. 10% of the total issued and outstanding Shares (excluding any Treasury Shares) as at the date of the AGM).

Any outstanding Awards granted under the 2019 Share Incentive Plan prior to the HK Primary Effective Date shall continue to be valid and exercisable and/or remain to be vested in accordance with the terms of the grant and the 2019 Share Incentive Plan (i.e., shall not be subject to the new amendments). As at the Latest Practicable Date, there were an aggregate of 45,783,850 Shares underlying unvested Awards under the 2019 Share Incentive Plan.

Proposed Key Changes to the 2019 Share Incentive Plan

The proposed changes to the 2019 Share Incentive Plan under the Second Amended and Restated 2019 Share Incentive Plan are for the purposes of complying with Chapter 17 of the HK Listing Rules or aligning with usual market practice in Hong Kong. Key changes include, without limitation, the following:

(a)          inclusion and/or amendment of the definitions of “Eligible Participants”, “Employee”, “Related Entity” and “Consultant” to bring them into compliance with the requirements in Chapter 17 of the HK Listing Rules (including those relating to Employee Participants, Related Entity Participants and Service Provider Participants as defined in Chapter 17 of the HK Listing Rules);

(b)          amendment of the Scheme Limit such that the number of ordinary shares authorized for issuance under the Second Amended and Restated 2019 Share Incentive Plan will be the lower of: (x) 322,458,300 Shares (which is the current limit on the number of Shares authorized for issuance under the 2019 Share Incentive Plan) or (y) 10% of the total issued and outstanding Shares (excluding Treasury Shares) as at the Adoption Date, (being 320,357,734 Shares, assuming that there is no change in the number of issued and outstanding Shares during the period from the Latest Practicable Date to the Adoption Date), or its equivalent in ADSs;

(c)          inclusion of the Consultant Sublimit, pursuant to which the maximum aggregate number of Shares which may be issued within the Scheme Limit pursuant to all Awards under the Second Amended and Restated 2019 Share Incentive Plan granted to Consultants will be 1% of the total issued and outstanding Shares (excluding any Treasury Shares) as at the date of the AGM or its equivalent in ADSs;

(d)          inclusion of provisions relating to the potential establishment and operation of a Trust in the implementation and administration of the Plan, including the restrictions on the Trustee’s power to exercise any voting rights in respect of the Shares underlying unvested Awards;

(e)          inclusion of additional approval requirements by the Shareholders or the independent non-executive Directors of the Company (as the case may be) for grant of Awards funded by New Shares under certain circumstances;

(f)          revision of requirements on the exercise price of Options funded by New Shares;

(g)          inclusion of a minimum overall vesting period of twelve (12) months from the grant date with respect to Awards funded by New Shares, subject to specific circumstances set out in the Second Amended and Restated 2019 Share Incentive Plan, and as described in Appendix III attached to this proxy statement, under which an Award to Employee Participants may be subject to a shorter vesting period; and

(h)          inclusion of a requirement to seek Shareholders’ approval for refreshment of the Scheme Limit and/or the Consultant Sublimit in accordance with Rule 17.03C of the HK Listing Rules.

An application will be made to the Hong Kong Stock Exchange for granting the approval for the listing of, and permission to deal in, the Shares which may be issued upon the exercise or vesting of the Awards to be granted under the Second Amended and Restated 2019 Share Incentive Plan.

The Second Amended and Restated 2019 Share Incentive Plan does not constitute an offer to the public and, accordingly, the prospectus requirements under the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) are not applicable.

A summary of the principal terms of the Second Amended and Restated 2019 Share Incentive Plan is attached as Appendix III to this proxy statement. A copy of the Second Amended and Restated 2019 Share Incentive Plan will be published on the websites of the Hong Kong Stock Exchange and the Company for display for a period of not less than 14 days before the date of the AGM. The Second Amended and Restated 2019 Share Incentive Plan will be made available for inspection at the AGM and filed with the SEC on its website.

Each of Proposals 5(a) (the adoption of the Second Amended and Restated 2019 Share Incentive Plan) and 5(b) (the approval of the Consultant Sublimit) is being proposed as an Ordinary Resolution, and Proposal 5(b) is conditional on the passing of Proposal 5(a). In order to be validly passed as an Ordinary Resolution, each of Proposals 5(a) and 5(b) will need to be approved by a majority of the votes which are cast on such resolution by those shareholders who are present in person or by proxy and are entitled to vote at the shareholders’ meeting, at which a quorum is present.

THE BOARD RECOMMENDS A VOTE FOR THE ADOPTION OF THE SECOND AMENDED AND RESTATED 2019 SHARE INCENTIVE PLAN AND THE CONSULTANT SUBLIMIT, WHICH, IF APPROVED, SHALL BECOME EFFECTIVE AS OF THE HK PRIMARY EFFECTIVE DATE.

PROPOSAL 6

SPECIAL RESOLUTION

AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

The Board has proposed to amend the existing Articles of Association by adopting the New Articles of Association in substitution for and to the exclusion of the existing Articles of Association mainly to (i) bring the Articles of Association in line with the HK Listing Rules in relation to, among other things, allowing hybrid general meetings and electronic voting; and (ii) incorporate certain consequential and housekeeping amendments. The Company has been advised by its legal advisers that the proposed amendments to the Articles of Association conform with the requirements of the HK Listing Rules and laws of the Cayman Islands, respectively.

The proposed amendments to the Articles of Association are set out in Appendix IV to this proxy statement, showing the changes to the existing Articles of Association. The Chinese translation of the New Articles of Association is for reference only. In case of any discrepancy or inconsistency between the English and Chinese versions, the English version shall prevail.

Proposal 6 is being proposed as a Special Resolution. In order to be validly passed as a Special Resolution, Proposal 6 will need to be approved by no less than three-fourths (3/4) of the votes which are cast on such resolution by those shareholders who are present in person or by proxy and are entitled to vote at the shareholders’ meeting, at which a quorum is present.

THE BOARD RECOMMENDS A VOTE FOR THE ADOPTION OF THE NEW ARTICLES OF ASSOCIATION, AS A SPECIAL RESOLUTION.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee has adopted procedures which set forth the manner in which the audit committee will review and approve all audit and non-audit services to be provided by PwC before that firm is retained for such services. The pre-approval procedures are as follows:

1)	Any audit or non-audit service to be provided to us by the auditor must be submitted to the audit committee for review and approval, with a description of the services to be performed and the fees to be charged.

2)	The audit committee in its sole discretion then approves or disapproves the proposed services and documents such approval.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD

The following procedures have been established by our Board in order to facilitate communications between our shareholders and our Board:

1)	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our Board or to any individual Director by mail to Room 802, 8/F, China Life Centre,Tower A, One HarbourGate, No. 18 Hung Luen Road, Kowloon, Hong Kong, People’s Republic of China, Attention: Investor Relations.

2)	Our General Counsel will be responsible for the first review and logging of this correspondence and will forward the communication to the Director or Directors to whom it is addressed unless it is a type of correspondence which our General Counsel has identified as correspondence which may be retained in our files and not sent to Directors.

Our Board has authorized the General Counsel to retain and not send to Directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to Directors. Except as set forth in the preceding sentence, the General Counsel will not screen communications sent to Directors.

3)	The log of shareholder correspondence will be available to members of our Board for inspection. At least once each year, the General Counsel will provide to our Board a summary of the communications received from shareholders, including the communications not sent to Directors in accordance with screening procedures approved by our Board.

ACCESS TO CORPORATE GOVERNANCE POLICIES

We adopted a Code of Business Conduct which is available on the Company’s website http://ir.netease.com. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct will be promptly disclosed to the public.

Copies of the Company’s committee charters and Code of Business Conduct will be provided to any shareholder upon written request to the attention of Investor Relations of NetEase, Inc. at Room 802, 8/F, China Life Centre, Tower A, One HarbourGate, No. 18 Hung Luen Road, Kowloon, Hong Kong, People’s Republic of China.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules and the HK Listing Rules, which permit or require companies to make available their annual report to shareholders on or through the Company’s website, we post our annual reports on our website. Our annual reports are also filed with the SEC. You may obtain a copy of our 2025 annual report by visiting our website (http://ir.netease.com), the website of the SEC (www.sec.gov) or the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk).

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

By Order of the Board,
NetEase, Inc.

/s/ William Lei Ding

William Lei Ding
Director

Hong Kong, May 18, 2026

Appendix I

Definitions

In this proxy statement, unless the context otherwise requires, the following expressions shall have the following meanings:

“2019 Share Incentive Plan”	the Company’s 2019 restricted share unit plan first adopted in October 2019, as amended by the Board and renamed as the “Amended and Restated 2019 Share Incentive Plan” with effect from February 22, 2023, which is currently in force
“Administrator”	the Board, a committee or an officer or officers acting in accordance with the authority provided for in the Second Amended and Restated 2019 Share Incentive Plan to administer such plan
“Adoption Date”	the date of the AGM, being the proposed adoption date of the Second Amended and Restated 2019 Share Incentive Plan
“ADSs”	American Depositary Shares (each representing five Shares)
“AGM”	an annual general meeting of the Company to be held at the Company’s offices located at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China, on June 23, 2026 at 10:00 a.m., Hong Kong time, to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting, or adjournment thereof
“Applicable Laws”	the legal requirements relating to the Second Amended and Restated 2019 Share Incentive Plan and the Awards under applicable provisions of U.S. federal securities laws, state corporate and securities laws, the Code, the laws of the Cayman Islands, the laws of Hong Kong, the laws of the People’s Republic of China, the rules of any applicable stock exchange or national market system (including the HK Listing Rules), and the rules of any non-U.S. jurisdiction applicable to Awards granted to residents therein
“Articles of Association”	the second amended and restated memorandum and articles of association of the Company adopted on June 15, 2023, as amended from time to time
“associate(s)”	has the meaning ascribed to it under the HK Listing Rules
“Award”	an Option or Restricted Share Unit under the Second Amended and Restated 2019 Share Incentive Plan

“Award Agreement”	the written agreement evidencing the grant of an Award executed by the Company and the grantee, including any amendments thereto
“Board”	the board of Directors of the Company
“Code”	the Internal Revenue Code of 1986 of the United States, as amended
“Committee”	any committee composed of members of the Board appointed by the Board to administer the Second Amended and Restated 2019 Share Incentive Plan
“Company”, “our company”, “we”, “us”, or “our”	NetEase, Inc., an exempted company incorporated in the Cayman Islands with limited liability on July 6, 1999 and, where the context requires, its subsidiaries (which includes the consolidated affiliated entities) from time to time, the Shares of which are listed on both the Nasdaq and the Main Board of the Hong Kong Stock Exchange
“Compensation Committee”	the compensation committee of the Board
“Consultant”	has the meaning set forth in Appendix III attached to this proxy statement
“Consultant Sublimit”	has the meaning set forth in Appendix III attached to this proxy statement
“controlling shareholder”	has the meaning ascribed to it under the HK Listing Rules
“Director”	the director(s) of the Company and, in the specific context of the Second Amended and Restated 2019 Share Incentive Plan, also refers to a member of the board of directors of any Group Member
“Eligible Participant(s)”	has the meaning set forth in Appendix III attached to this proxy statement
“Employee”	has the meaning set forth in Appendix III attached to this proxy statement
“Exercise Price Waiver”	means the waiver from strict compliance with Rule 17.03E of the HK Listing Rules granted by the Hong Kong Stock Exchange to the Company in respect of the Second Amended and Restated 2019 Share Incentive Plan, as further described in Appendix III under the row headed “Exercise price / purchase price”
“Existing Share”	means a Share that is not a New Share, and includes an ADS that represents an Existing Share(s)

“Grantee”	an Eligible Participant who receives an Award under the Second Amended and Restated 2019 Share Incentive Plan
“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time
“Group Member”	means: (i) with respect to Awards funded by New Shares, the Company or any Subsidiary; and (ii) with respect to Awards funded by Existing Shares, the Company, any Subsidiary or any Related Entity
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“HK Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
“HK Primary Conversion”	the conversion of the Hong Kong listing status from secondary listing status under Chapter 19C of the HK Listing Rules to dual-primary listing status
“HK Primary Effective Date”	the earlier of (i) the expiry of the Migration Grace Period; or (ii) such earlier date that the Company, in its discretion, may voluntarily elect, upon which the Hong Kong Stock Exchange will regard the Company as having a dual-primary listing status
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Incentive Share Option”	means an Option that is intended to meet the requirements of Section 422 of the Code
“Issuance Mandate”	a general mandate proposed to be granted to the Directors to allot, issue or deal with additional Shares of not exceeding 10% of the total number of issued and outstanding Shares and/or ADSs (excluding any Treasury Shares) as at the date of the AGM
“Latest Practicable Date”	April 30, 2026, being the latest practicable date for ascertaining certain information before the publication of this proxy statement

“Migration Exchange Notice”	the notice received by the Company from the Hong Kong Stock Exchange on February 27, 2026 (Hong Kong time), informing the Company of the Hong Kong Stock Exchange’s decision that 55% or more of the total worldwide trading volume, by dollar value, of the Company’s shares over the Company’s most recent financial year (being the 2025 fiscal year) had taken place on the markets of the Hong Kong Stock Exchange and, as a result, the Hong Kong Stock Exchange regards the majority of trading in the Company’s listed shares to have migrated to the markets of the Hong Kong Stock Exchange on a permanent basis under Note 1 to Rule 19C.13 of the HK Listing Rules. For further details, see the Company’s announcement published on the website of the Hong Kong Stock Exchange dated March 2, 2026
“Migration Grace Period”	the grace period of 12 months from the date of the Migration Exchange Notice (i.e., ending at midnight (Hong Kong time) on February 27, 2027) after the expiry of which the Company shall comply with the applicable HK Listing Rules as a dual-primary listed issuer
“Nasdaq”	Nasdaq Global Select Market
“New Articles of Association”	the proposed amended memorandum and articles of association of the Company, titled the Third Amended and Restated Memorandum and Articles of Association
“New Share”	a Share that is newly allotted and issued by the Company or which involves a transfer of a Treasury Share, and includes an ADS that represents a New Share(s)
“Non-Qualified Share Option”	an Option that is not intended to be an Incentive Share Option
“Officer”	a person who is an officer of the Company or any other Group Member within the meaning of Section 16 of the Securities Exchange Act of 1934 (as amended) and the rules and regulations promulgated thereunder
“Option”	a right granted to a Grantee pursuant to the Second Amended and Restated 2019 Share Incentive Plan to purchase a specified number of Shares at a specified price during specified time periods, which may be either an Incentive Share Option or a Non-Qualified Share Option
“Related Entity”	has the meaning set forth in Appendix III attached to this proxy statement
“Restricted Share Unit”	means an Award which may be earned in whole or in part upon the passage of time and/or the attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator
“RMB”	Renminbi, the lawful currency of the PRC

“Scheme Limit”	the maximum aggregate number of Shares which may be issued pursuant to all Awards under the Second Amended and Restated 2019 Share Incentive Plan or its equivalent in ADSs
“SEC”	U.S. Securities and Exchange Commission
“Second Amended and Restated 2019 Share Incentive Plan” or the “Plan”	the 2019 Share Incentive Plan resolved by the Board to be further amended, subject to Shareholders’ approval at the AGM, a summary of the principal terms of which is set out in Appendix III to this proxy statement
“Share(s)”	ordinary share(s) in the share capital of the Company with par value of US$0.0001 each, and, in the specific context of the Second Amended and Restated 2019 Share Incentive Plan, also an ADS, except as otherwise provided in the Second Amended and Restated 2019 Share Incentive Plan
“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs
“Share Repurchase Mandate”	a general mandate proposed to be granted to the Directors to repurchase Shares and/or ADSs of not exceeding 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the date of the AGM
“Subsidiary”	any corporation or other entity Controlled by the Company. “Control” means, with respect to any such corporation or other entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such corporation or other entity whether through the ownership of the voting securities of such corporation or other entity or by contract or otherwise. Notwithstanding the foregoing, for purposes of the grant of Incentive Share Options, a Subsidiary shall mean only any corporation or other entity treated as a corporation for purposes of the Code that is part of an unbroken chain of corporations beginning with the Company and ending with the Subsidiary if, at the time of the granting of the Incentive Share Option, each of the corporations (or other entity treated as a corporation for purposes of the Code) other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. For purposes of the Plan, any “variable interest entity” that is consolidated into the consolidated financial statements of the Company under applicable accounting principles or standards as may apply to the consolidated financial statements of the Company shall be deemed a Subsidiary.
“substantial shareholder”	has the meaning ascribed to it in the HK Listing Rules
“Treasury Share”	has the meaning ascribed to it in the HK Listing Rules

“Trust”	any trust or similar arrangement established for the purposes of implementing and administering the Second Amended and Restated 2019 Share Incentive Plan
“Trust Deed”	the deed constituting and/or governing any Trust and/or such other governing documents or custodian arrangements entered into between the Company (or a representative of the Company, such as the Administrator) and the Trustee as the Administrator considers appropriate
“Trustee”	means any trustee or other third party (or employee) appointed by the Company to hold Shares under a Trust pursuant to a Trust Deed
“U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
“US$”	U.S. dollars, the lawful currency of the U.S.
“%”	percent

Appendix II

Explanatory Statement on the Repurchase Mandate

The following is an explanatory statement required by the HK Listing Rules to provide our Shareholders with requisite information reasonably necessary for them to make an informed decision on whether to vote for or against the Ordinary Resolution to be proposed at the AGM in relation to the granting of the Share Repurchase Mandate.

1.	SHARE CAPITAL

1.1.	As at the Latest Practicable Date, the issued share capital of the Company comprised 3,203,577,346 issued and outstanding Shares (excluding any Treasury Shares).

1.2.	Subject to the passing of the Ordinary Resolution 4 in respect of the granting of the Share Repurchase Mandate to be proposed at the AGM, and on the basis that the total number of Shares in issue (excluding any Treasury Shares) remains unchanged from the Latest Practicable Date to the AGM date (i.e., being 3,203,577,346 Shares), the Directors would be authorized under the Share Repurchase Mandate, during the period in which the Share Repurchase Mandate remains in force, a total of 320,357,734 Shares (whether as Shares or ADSs that represent Shares), representing 10% of the total number of issued and outstanding Shares (excluding any Treasury Shares) as at the AGM date.

2.	REASONS FOR SHARE REPURCHASE

2.1.	The Directors believe that the granting of the Share Repurchase Mandate is in the best interests of the Company and our Shareholders. Share repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or ADS and/or earnings per Share and/or ADS and will only be made when the Directors believe that such a repurchase will benefit the Company and our Shareholders.

3.	FUNDING OF SHARE REPURCHASE

3.1.	The Company may only apply funds legally available for repurchases of Shares and/or ADSs in accordance with the Articles of Association, the laws of the Cayman Islands and/or any other applicable laws, as the case may be.

4.	IMPACT OF REPURCHASE

4.1.	There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2025) in the event that the Share Repurchase Mandate is carried out in full at any time during the proposed repurchases period. However, the Directors do not intend to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5.	MARKET PRICES OF SHARES

5.1.	The highest and lowest prices per Share at which Shares have traded on the Hong Kong Stock Exchange during each of the previous 12 months were as follows:

	Share price (per Share)
	Highest	Lowest
	(HK$)	(HK$)
2025
May	202.800	162.700
June	214.600	189.800
July	222.800	199.200
August	220.400	198.000
September	248.000	206.000
October	244.800	211.200
November	225.200	203.800
December	226.800	207.000
2026
January	232.600	204.200
February	205.000	174.200
March	190.700	169.200
April	187.200	168.800

6.	GENERAL

6.1.	To the best of their knowledge and having made all reasonable enquiries, none of the Directors nor any of their respective close associates (as defined in the HK Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Share Repurchase Mandate is approved by the Shareholders.

6.2.	The Company has not been notified by any core connected persons (as defined in the HK Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Share Repurchase Mandate is approved by the Shareholders.

6.3.	The Directors will exercise the power of the Company to repurchase Shares and/or ADSs pursuant to the Share Repurchase Mandate in accordance with the HK Listing Rules and the applicable laws of the Cayman Islands.

6.4.	In the event the Company conducts a repurchase of Shares, the Company may cancel such repurchased Shares or hold them as Treasury Shares, subject to market conditions and the Group’s capital management needs at the relevant time of the repurchases.

6.5.	For any Treasury Shares deposited with CCASS pending resale on the Hong Kong Stock Exchange, the Company shall: (i) procure its broker not to give any instructions to Hong Kong Securities Clearing Company Limited to vote at general meetings of the Company for the Treasury Shares deposited with CCASS; and (ii) in the case of dividends or distributions, withdraw the Treasury Shares from CCASS, and either re-register them in its own name as Treasury Shares or cancel them, in each case before the record date for the dividends or distributions, or take any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as Treasury Shares.

6.6.	The Company has confirmed that neither the explanatory statement nor the proposed share repurchase has any unusual features.

7.	TAKEOVERS CODE

7.1.	If as a result of a repurchase of Shares pursuant to the Share Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong (the “Takeovers Code”). Accordingly, a Shareholder or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the Shareholder’s interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

7.2.	To the best knowledge of the Company, as at the Latest Practicable Date, Mr. William Lei Ding, an executive Director and a controlling shareholder, was able to control the voting rights attached to 1,450,300,000 Shares (excluding any interest in Treasury Shares), representing approximately 45.3% of the total issued and outstanding Shares (excluding any Treasury Shares), either directly or through his controlled corporations. In the event that the Directors exercise the proposed Share Repurchase Mandate in full, Mr. William Lei Ding’s interest in the Shares (excluding any interest in Treasury Shares) would be increased to approximately 50.3% of the total issued and outstanding share capital (excluding any Treasury Shares) of the Company, which would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code.

7.3.	The Directors do not propose to exercise the Share Repurchase Mandate to such an extent as would, in the circumstances, give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code and/or result in the aggregate number of Shares held by the public shareholders falling below the prescribed minimum percentage required by the Hong Kong Stock Exchange.

8.	SHARE REPURCHASE MADE BY THE COMPANY

On November 17, 2022, the Company announced a share repurchase program authorized by the Board, which became effective on January 10, 2023. Pursuant to this program, the Company was authorized to purchase up to US$5.0 billion of our outstanding ADSs and ordinary shares for a period not to exceed 36 months. On November 20, 2025, the Company announced an extension to this share repurchase program for an additional 36 months until January 9, 2029. For the fiscal year ended December 31, 2025, approximately 1.0 million ADSs were repurchased in open market transactions under this program for a total cost of US$93.2 million. As of March 31, 2026, approximately 23.2 million ADSs had been repurchased under this program for a total cost of US$2.1 billion.

Appendix III

Summary of the Principal Terms of the Second Amended and Restated 2019 Share Incentive Plan

The following is a summary of the principal terms of the Second Amended and Restated 2019 Share Incentive Plan, which will be subject to Shareholders’ approval at the AGM and, if approved, will become effective on the HK Primary Effective Date. It does not form part of, nor is it intended to be part of, the Second Amended and Restated 2019 Share Incentive Plan. The Directors reserve the right at any time prior to the AGM to make amendments to the Second Amended and Restated 2019 Share Incentive Plan as they may consider necessary or appropriate provided that such amendments do not conflict in any material aspect with the summary set out in this Appendix. The views of the Directors and the Compensation Committee as to the appropriateness and reasonableness of particular terms and how they align with the purpose of the Second Amended and Restated 2019 Share Incentive Plan are set out in italics and as notes to this summary.

Save for the exercise price of options granted under the Second Amended and Restated 2019 Share Incentive Plan which are exercisable into ADSs for which the Exercise Price Waiver is granted by the Hong Kong Stock Exchange, the terms of the Second Amended and Restated 2019 Share Incentive Plan shall comply with, and be governed by, Chapter 17 of the HK Listing Rules.

Purposes	The purposes of the Second Amended and Restated 2019 Share Incentive Plan are to attract and retain the best available personnel, to provide additional incentives to Eligible Participants and to promote the success of the business of the Company and the Group Members through the awarding of Restricted Share Units and Options.
Award	The grant of an Option or Restricted Share Unit under the Second Amended and Restated 2019 Share Incentive Plan.
Plan administration	The Second Amended and Restated 2019 Share Incentive Plan shall be administered by (a) the Board or (b) the Committee, which shall be constituted in such a manner as to satisfy the Applicable Laws. With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers of the Company, the Board may authorize one or more Officers to grant such Awards and may limit such authority as required by Applicable Laws and as the Board determines from time to time. The Board shall at all times retain the authority to act as the Administrator of the Plan and to amend, alter, change or revoke any authority previously granted to the Committee or to an Officer or Officers to act as the Administrator.

Eligibility	“Eligible Participants” under the Second Amended and Restated 2019 Share Incentive Plan comprise (i) with respect to Awards funded by New Shares, Employees, directors and employees of the Related Entities, and Consultants; and (ii) with respect to Awards funded by Existing Shares, any person or entity so determined by the Administrator to be eligible for an Award.
In the definition of Eligible Participants:
	(a)	“Employee” means any person, including an Officer or Director, who is in the employment of any Group Member (whether full-time or part-time, and includes a person who is granted an Award as an inducement to enter into an employment relationship with a Group Member), subject to the control and direction of a Group Member as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by a Group Member shall not be sufficient to constitute “employment” by a Group Member.
	(b)	“Related Entity” means: (i) with respect to an Award funded by New Shares: a holding company of the Company, the fellow subsidiaries of the Company (other than a Group Member) or associated companies of the Company, as permitted under Chapter 17 of the HK Listing Rules; and (ii) with respect to an Award funded by Existing Shares: any corporation or other entity (including any subsidiary thereof) in or of which the Company or a Subsidiary holds a substantial economic interest, or possesses the power to direct or cause the direction of the management policies, directly or indirectly, through the ownership of voting securities, by contract, or other arrangements as trustee, executor or otherwise, but which, for purposes of the Plan, is not a Subsidiary and which the Administrator designates as a Related Entity in its sole and absolute discretion from time to time. For purposes of the Plan, any corporation or other entity in or of which the Company or a Subsidiary owns, directly or indirectly, securities or interests representing twenty percent (20%) or more of its total combined voting power of all classes of securities or interests shall be deemed a “Related Entity” unless the Administrator determines otherwise.
	(c)	“Consultant” means any natural person (other than an Employee or a Director, solely with respect to rendering services in such person’s capacity as a Director), or any entity, who is engaged by a Group Member to render consulting or advisory services or other services (including contractors, supplier services) to a Group Member and such services are not in connection with the Company’s sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s securities; provided that with respect to Awards funded by New Shares only, such services from the Consultant are on a continuing or recurring basis in the Group’s ordinary and usual course of business and which are in the interests of the long term growth of the Group, as determined by the Administrator and in accordance with Rule 17.03A(1) of the HK Listing Rules.

Note:
Whether a person will be eligible to qualify as a Consultant will be determined by the Administrator based on qualitative and quantitative performance indicators to be on a case-by-case basis in accordance with the above eligibility criteria, including (i) the specialties or expertise of the Consultant in areas that are relevant to the Group (in particular, consulting or advisory services or other services on matters/areas such as (but not limited to) games, technology, music and entertainment, business operations, business development, legal, IT, finance, tax and strategic planning); (ii) the track record in the quality of services provided to and/or cooperation with the Group; and (iii) the scale of business dealing with the Group with regard to factors such as the actual or expected change in the Group’s revenue or profits which is or may be attributable to the Consultant.
In assessing whether a Consultant provides services to the Group on a continuing or recurring basis, the Administrator will take into account factors such as: (i) length and type of services provided or will be provided to the Group, recurrence and regularity of such services; and (ii) the Group’s objectives in engaging the Consultant and how granting awards to the Consultant would align with the purpose of the Plan or benefit the Group.
For the avoidance of doubt, Consultants exclude placing agents and financial advisers providing advisory services for fundraising, mergers or acquisitions, as well as professional service providers such as auditors and valuers.
For Shareholders’ reference, the Company has made grants to Consultants under the existing 2019 Share Incentive Plan.

Note:
With respect to Eligible Participants for Awards funded by New Shares, the Directors (including the independent Directors) consider the inclusion of directors and employees of Related Entities and Consultants to be in line with industry norms, and that the proposed scope for “Eligible Participants” (including the selection criteria of Eligible Participants) to be appropriate and aligns with the purpose of the Second Amended and Restated 2019 Share Incentive Plan. In particular, in respect of Eligible Participants other than Employees: (a) directors and employees of Related Entities have a sufficiently close relationship with the Group and would likely be in a position to influence the Group’s business, reputation, operations and performance; (b) Consultants are a service provider sub-category that the Company considers to be important to the success of the Group’s business and future development, including by (i) contributing to the Group’s operations and business structure/model; and (ii) enabling the Group to preserve its cash resources, and instead, use share incentives to attract persons of talent outside of the Group, while also aligning their interests with that of the Group and Shareholders through them owning a proprietary interest in the Company and becoming future Shareholders; and (c) this scope is consistent with the scope of participants approved by the Shareholders under the currently effective Amended and Restated 2019 Share Incentive Plan, as well as, to the best knowledge of the Directors, the practices of peer companies that operate in similar or comparable industries to that of the Group or other companies listed in Hong Kong and their remuneration or compensation packages. Accordingly, the Directors (including the independent Directors) consider it appropriate to continue maintaining the long-term relationship with these Eligible Participants by aligning their interests with that of the Company and Shareholders. Based on the above, the Directors (including the independent Directors) believe that the proposed scope for “Eligible Participants” is in line with the purpose of the Second Amended and Restated 2019 Share Incentive Plan.
Scheme Limit and Consultant Sublimit	Scheme Limit:
The maximum aggregate number of New Shares which may be issued pursuant to all Awards (including Incentive Share Options) is the lower of (x) 322,458,300 Shares or (y) 10% of the total Shares in issue (excluding Treasury Shares) as at the date of approval by shareholders of the Company at general meeting in respect of the adoption of the Plan (the “date of Shareholder Approval”), (being 320,357,734 Shares, assuming that there is no change in the number of issued and outstanding Shares during the period from the Latest Practicable Date to the date of Shareholder Approval), or its equivalent in ADSs. The Shares to be issued pursuant to Awards may be authorized, but unissued Shares, Treasury Shares or reacquired Shares.
Note:
The “authorized, but unissued Shares” are considered New Shares, and the “reacquired Shares” are considered Existing Shares. The Company may use Treasury Shares for the purpose of satisfying the exercise of an Option and in connection with the vesting and settlement of other Awards under the Second Amended and Restated 2019 Share Incentive Plan.
Consultant Sublimit:
Within the Scheme Limit, the maximum number of New Shares which may be issued pursuant to all Awards to be granted to Consultants under the Second Amended and Restated 2019 Share Incentive Plan (the “Consultant Sublimit”) is 1% of the total Shares in issue (excluding Treasury Shares) as at the Adoption Date (being 32,035,773 Shares, assuming that there is no change in the number of issued and outstanding Shares during the period from the Latest Practicable Date to the date of Shareholder Approval).

Note:
The Consultant Sublimit is determined based on the maximum possible number of Shares that the Company intends to grant to Consultants and the Company’s future business and development plan. The Directors (including the independent Directors) consider the Consultant Sublimit to be appropriate and reasonable given the nature of the industries in which the Group operates and the Group’s current and future business needs, and takes into account:
(i)	the rationale behind the scope and eligibility criteria of Consultants, as detailed above;
(ii)	that this sublimit provides the Group with flexibility to provide equity incentives (instead of expending cash resources in the form of monetary consideration) to reward and collaborate with persons who are not employees or directors of our Group, but who may have exceptional expertise in their field or who may be able to provide valuable expertise and services to our Group, which is in line with the purpose of the Plan; and
(iii)	the fact that this sublimit represents a maximum limit, and the Company retains the flexibility to allocate Shares from this sublimit to satisfy Awards made to other Eligible Participants depending on business growth and needs in the future as and when appropriate. For example, where the Company considers that the business needs of the Group at a future point in time suggests that the full Consultant Sublimit is no longer needed for Consultants and that it would be more appropriate and beneficial to serve the purpose of the Second Amended and Restated 2019 Share Incentive Plan to allocate a portion of the Award Shares under this sublimit to other Eligible Participants.
Calculating usage of the Scheme Limit and the Consultant Sublimit
For the purposes of calculating usage of the Scheme Limit and the Consultant Sublimit:
(a)	New Shares covered by an Award that is cancelled shall, where required under the HK Listing Rules, be counted as used and shall not return back to the Scheme Limit (and the Consultant Sublimit). For the avoidance of doubt, New Shares covered by an Award that is forfeited or has lapsed shall not be counted as used and may return back to the Scheme Limit (and the Consultant Sublimit).
(b)	Existing Shares covered by an Award shall only be counted as used to the extent they are actually issued and delivered to a Grantee (or such Grantee’s permitted transferees) pursuant to the Plan. In addition, if Shares are issued subject to conditions which may result in the forfeiture, cancellation or return of such Shares to the Company, any portion of the Shares forfeited, cancelled or returned shall be treated as not issued pursuant to the Plan.

(c) To the extent not prohibited by Applicable Law, Shares delivered by the Grantee or withheld by the Company upon the exercise of any Award under the Plan, in payment of the exercise price thereof or tax withholding thereon, may again be granted or awarded hereunder. Notwithstanding the foregoing, no Shares may again be granted or awarded if such action would cause an Incentive Share Option to fail to qualify as an incentive stock option under Section 422 of the Code.
Refreshing the Scheme Limit and the Consultant Sublimit	The Company may refresh either of the Scheme Limit and/or the Consultant Sublimit in accordance with and as required under Rule 17.03C of the HK Listing Rules, that is, the Company may refresh such limits:
(a) from the later of three years after the Adoption Date or three years after the date of the previous shareholder approval for refreshment of the Scheme Limit or the Service Provider Sublimit (as the case may be), with the prior approval of Shareholders in general meeting by way of ordinary resolution; or
(b) at any time, with the prior approval of the Shareholders in general meeting and subject to compliance with any additional requirements set out in the HK Listing Rules. In the event of a refreshment of the Scheme Limit and/or the Consultant Sublimit within any three year period, any controlling shareholders and their associates must abstain from voting in favor of the relevant resolution at the general meeting.
Limit on Refreshed Scheme Limit
The total number of Shares which may be issued in respect of all Awards to be granted under the Plan under the Scheme Limit as refreshed and all other share schemes of the Company shall not exceed 10% the total number of issued and outstanding Shares as at the date of the approval to refresh the Scheme Limit by the Shareholders in general meeting.
For purposes of this limitation, Awards already granted under the Second Amended and Restated 2019 Share Incentive Plan and any other share schemes of the Company (including those exercised, outstanding, cancelled or lapsed in accordance with its terms) shall not be counted for the purpose of calculating the number of Shares that may be issued under the Scheme Limit as refreshed.
Grant of awards beyond the Scheme Limit
The Company may seek separate approval by its shareholders in general meeting for granting options or awards beyond the Scheme Limit provided the options or awards in excess of the Scheme Limit are granted only to participants specifically identified by the Company before such approval is sought.
Maximum entitlement of each Eligible Participant	Awards granted to individuals that exceed the thresholds set out in Chapter 17 of the HK Listing Rules will be subject to additional approval requirements as required under Chapter 17 of the HK Listing Rules and set out in the section headed “Further approval requirements” below.

Limit on time of grant	The Company shall not make grants of the following Awards during the following restricted periods:

	Restricted Period	Relevant Award
(a)	When the Company is in possession of inside information or material non-public information and until (and including) the next trading day after publication of such information.	Any Award.
(b)	Within 30 days before the date (or such date that is first notified to the Hong Kong Stock Exchange under the HK Listing Rules) that the Board approves the annual, interim or quarterly results of the Company and until (and including) the publication of such results.	Any Award funded by New Shares.
(c)

(i)            Within 30 days before the date (or such date that is first notified to the Hong Kong Stock Exchange under the HK Listing Rules) that the Board approves the interim or quarterly results of the Company and until (and including) the date of the results announcement; and

(ii)           within 60 days before the date (or such date that is first notified to the Hong Kong Stock Exchange under the HK Listing Rules) that the Board approves the annual results of the Company and until (and including) the date of the results announcement.

Any Award granted to (x) a Director or chief executive of the Company; or (y) any person whose dealings in Shares are deemed attributable to a Director or chief executive of the Company under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further approval requirements for grant of Awards funded by New Shares	The Company shall not make grants of the following Awards funded by New Shares without the additional approvals set out below:

	Grantee	Additional Approval
(a)	To any Eligible Participant if the new grant would result in the New Shares issued and to be issued pursuant to all grants made to that participant within the previous 12-month period (on a rolling basis) to represent in aggregate over 1% of the total issued and outstanding Shares (excluding Treasury Shares) at the time of the new grant.

Company’s shareholders’ approval at general meeting.

The participant and his/her close associates (or, if the participant is a connected person, his/her associates), as defined in the HK Listing Rules, must abstain from voting.

(b)	To the Company’s Director, chief executive or substantial shareholder, or any of their respective associates (as defined under the HK Listing Rules).	Independent non-executive Directors of the Company (excluding any independent non-executive Director who is the grantee of the Awards).

(c)

Additionally:

a new grant of a Restricted Share Unit to a Company’s Director (other than independent non-executive Director) or chief executive, or any of their respective associates (as defined under the HK Listing Rules), which results in the New Shares issued and to be issued pursuant to all Restricted Share Units granted to that participant within the previous 12-month period (on a rolling basis) to represent in aggregate over 0.1% of the total issued and outstanding Shares (excluding Treasury Shares) at the time of the new grant.

a new grant of an Award to a Company’s independent non-executive Director or substantial shareholder, or any of their respective associates (as defined under the HK Listing Rules), which results in the New Shares issued and to be issued pursuant to all Awards granted to that participant within the previous 12-month period (on a rolling basis) to represent in aggregate over 0.1% of the total issued and outstanding Shares (excluding Treasury Shares) at the time of the new grant.

Company’s shareholders’ approval at general meeting.

The participant and his/her associates, and all core connected persons of the Company, as defined in the HK Listing Rules, must abstain from voting.

Administration by trust	The Company may establish a Trust and appoint a Trustee to hold and deal in the Shares, ADSs and other trust property under the Trust for the purposes of, or in connection with, implementing and administering the Plan. For the avoidance of doubt, and without limiting the generality of the trust property that may be held in a Trust, a Trust may hold New Shares or Existing Shares. The administration and operation of the Trust shall be governed by the Trust Deed and other additional documents instructed by the Company to the Trustee (where applicable). Unless otherwise agreed between the Company and any Trustee, the Administrator shall act on behalf of the Company to give instructions to and direct the Trustee. The Company may, among other matters, and in connection with administering and implementing the Plan: (A) allot and issue or transfer to the Trustee, on terms and at issue prices (including at par value) determined by the Board, the relevant number of Shares issuable or transferrable in respect of any Awards to be held by the Trustee on the terms of the Trust Deed and reserved for Eligible Participants; (B) transfer to the Trustee other trust property (including cash) to fund the Trust; (C) give instructions to the Trustee to deal in or transfer the Shares or ADSs (including making purchases on-market) in accordance with Applicable Laws.

A Trustee shall not exercise any voting rights in respect of any Shares underlying unvested Awards held by it, unless otherwise permitted by law to vote in accordance with the beneficial owner’s direction (or where this has been granted to the Administrator or another person, in accordance with the direction of the Administrator or such other person) and such a direction is given.
As at the Latest Practicable Date, no trustee had been appointed for the administration of the existing 2019 Share Incentive Plan. In the event a trustee is appointed for the administration of the Second Amended and Restated 2019 Share Incentive Plan, such trustee shall be independent of the Company and its connected persons.
Grant price	Unless otherwise specified in the Award Agreement, the consideration payable by the Grantee for accepting a grant of Awards shall be nil by default.
Exercise price / purchase price

Exercise price of Options funded by New Shares

The exercise price per Share subject to an Option funded by New Shares shall be determined by the Administrator and set forth in the Award Agreement; provided, however that the exercise price per Share shall not be lower than (or such other conditions imposed by the Hong Kong Stock Exchange pursuant to the Exercise Price Waiver):

Options exercisable into Shares and/or ADSs	Minimum Exercise Price
Options exercisable into Shares (which may be denominated in Hong Kong dollars or U.S. dollars, at the Company’s discretion)	The higher of: (x) the closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day in Hong Kong; and (y) the average closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant (the “HKD Minimum Exercise Price”).
Options exercisable into ADSs	The higher of: (x) the closing price of ADSs on the Nasdaq on the date of grant, which must be a Nasdaq trading day; and (y) the average closing price of the ADSs on the Nasdaq for the five Nasdaq trading days immediately preceding the date of grant (the “USD Minimum Exercise Price”).

Options may be exercisable into Shares and/or ADSs. Where options are exercisable into Shares, the exercise price of those options shall comply with the HKD Minimum Exercise Price but may be denominated in Hong Kong dollars or U.S. dollars, at the Company’s discretion. However, it is the present intention of the Company that options exercisable into Shares will likely be denominated in Hong Kong dollars. The exercise price of options exercisable into ADSs will comply with the USD Minimum Exercise Price and be denominated in U.S. dollars.

On the basis that: (i) the method for determining the exercise price of options will be based on the market price of the Company’s ADSs and will substantially replicate the requirement in Rule 17.03E of the HK Listing Rules; (ii) it has been the Company’s practice to issue options exercisable into ADSs with exercise prices denominated in U.S. dollars, and the Company may continue to grant options under the Second Amended and Restated 2019 Share Incentive Plan with exercise prices based on the market price of the Company’s ADSs which are denominated in U.S. dollars after the HK Primary Effective Date; (iii) changing the method of determining the exercise price of options may cause confusion to the grantees; and (iv) the grant of options exercisable into ADSs with exercise prices determined with reference to the closing price of the Company’s ADSs on Nasdaq (which are denominated in U.S. dollars) would better reflect the market price for the underlying securities subject to the grant), the Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rule 17.03E of the HK Listing Rules to enable the Company to determine the exercise price for options granted under the Second Amended and Restated 2019 Share Incentive Plan which are exercisable into ADSs in accordance with the USD Minimum Exercise Price; provided that the exercise price of options exercisable into Shares shall continue to comply with Rule 17.03E of the HK Listing Rules (i.e., satisfy the HKD Minimum Exercise Price).
Exercise price of Options funded by Existing Shares
The exercise price per Share subject to an Option funded by Existing Shares shall be determined by the Administrator and set forth in the Award Agreement, which may be a fixed or variable price related to the Fair Market Value of the Shares. The exercise price per Share subject to an Option may be adjusted in the absolute discretion of the Administrator, the determination of which shall be final, binding and conclusive. For the avoidance of doubt, to the extent not prohibited by Applicable Law, a re-pricing of Options mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the Grantees.
Notwithstanding the foregoing, the following rules shall apply: (1) the exercise price per Share for an Option granted to a Grantee who is subject to taxation under the Code shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option; (2) the exercise price per Share for an Incentive Share Option shall be equal to the Fair Market Value on the date of grant, or, where the Grantee is an individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any parent or Subsidiary of the Company, a price that is not less than 110% of Fair Market Value on the date of grant; and (3) the exercise price per Share subject to an Option under an Award Agreement shall not be increased without the approval of the relevant Grantees.
“Fair Market Value” means, as of any date, the value of Shares determined as follows:
(a) If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation The NASDAQ Global Select Market, The NASDAQ Global Market, The NASDAQ Capital Market of The NASDAQ Stock Market LLC or The Stock Exchange of Hong Kong Limited, its Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (such principal exchange or system to be determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported on the consolidated transaction reporting system or such other source as the Administrator deems reliable;

(b) If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such Shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported on the automated quotation system or such other source as the Administrator deems reliable; or
(c) In the absence of an established market for the Shares of the type described in (a) and (b), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.
Purchase price of Restricted Share Units
The purchase price per Share, if any, subject to a Restricted Share Unit shall be determined by the Administrator and set forth in the Award Agreement.
Note:
The above flexibility allows the Company to manage the costs of Awards incurred by the Company from the grant of Awards under the Second Amended and Restated 2019 Share Incentive Plan by correlating the exercise price for Options with prevailing market prices at the time of grant (particularly considering that timing of when the Options will be exercised are within the discretion of the Grantee and is typically made with reference to the difference between the exercise price and prevailing market prices at the time of exercise) and the Company reserving the discretion to determine the issue price, if any, on an individual basis taking into account the nature and degree of value benefiting the Group from granting Awards to such Grantee, which is aligned with the purpose of the Second Amended and Restated 2019 Share Incentive Plan.
Exercise period	The Administrator shall determine the time or times at which an Option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any Option granted under the Plan shall not exceed ten years from the date of grant of the Option. The Administrator shall also determine any conditions, if any, that must be satisfied before all or part of an Option may be exercised, including setting any performance objectives or other vesting criteria.
Ranking of Shares	Any Shares distributed pursuant to an Award shall be identical to all existing issued Shares and shall be distributed subject to all the provisions of the Articles of Association of the Company for the time being in force and will rank pari passu with the other fully paid Shares in issue on the date the name of the Eligible Participant is registered on the register of members of the Company, subject to Applicable Laws.
Limits on transfer	Unless otherwise expressly provided in the Second Amended and Restated 2019 Share Incentive Plan, Awards funded by New Shares shall be personal to the Grantee and shall not be assignable or transferable, except in circumstances where the written consent of the Company has been obtained and a waiver has been granted by the Hong Kong Stock Exchange for such transfer under the circumstances set out in the note to Rule 17.03(17) of the HK Listing Rules in compliance with the requirements of the HK Listing Rules and provided that any such transferee agrees to be bound by the terms of the Plan and the Award Agreement (where relevant) as if the transferee were the Grantee.

Vesting period	With respect to Awards funded by New Shares, the overall vesting period for each grant shall not be less than 12 months from the grant date, except as permitted under Applicable Laws. For the avoidance of doubt:
	(a)	a portion of the Restricted Share Units under the grant may vest within 12 months of the grant date provided that the overall vesting period for all the Restricted Share Units under the grant is not less than 12 months or as otherwise permitted.
	(b)	for Awards funded by New Shares granted to Employees, the overall vesting period for a particular grant may be shorter than 12 months from the grant date in the following circumstances and any other circumstance that may be permitted by the Hong Kong Stock Exchange under FAQ13 – No. 12 (as may be amended from time to time):
		(i)	grants of “make whole” the Awards to a new Employee to replace share awards such Employee forfeited when leaving their previous employer;
		(ii)	grants to an Employee whose employment is terminated due to death or disability or occurrence of any out of control event;
		(iii)	grants of Awards which are subject to the fulfilment of performance targets;
		(iv)	grants of Awards that are made in batches during a year for administrative and/or compliance requirements, in which case the overall vesting period may be adjusted to take account of the time from which the Awards would have been granted if not for such administrative or compliance requirements;
		(v)	grants of Awards with a mixed or accelerated vesting schedule such that the Awards vest evenly over a period of 12 months; or
		(vi)	grants of Awards with a total vesting and holding period of more than 12 months.
Note:
The Directors and the Compensation Committee are of the view that the vesting period (including the circumstances in which a shorter vesting period may apply), as detailed above, enables the Company to offer competitive remuneration and reward packages to Employees, on an individualized basis, as necessary in such circumstances that would be justified and reasonable, which is also consistent with the HK Listing Rules and the former practice of the Company and peer companies in the Group’s industry. Accordingly, the above vesting period is considered appropriate and aligns with the purpose of the Second Amended and Restated 2019 Share Incentive Plan.

Performance targets	Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award, including performance criteria. The performance criteria established by the Administrator may be based on any one of, or combination of, the following: (i) increase in share price, (ii) earnings per share, (iii) total shareholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) cash flow, (xiii) revenue, (xiv) expenses, (xv) earnings before interest, taxes and depreciation, (xvi) economic value added, (xvii) market share, or (xviii) such other performance criteria determined by the Administrator. The performance criteria may be applicable to the Company, any other Group Member and/or any individual business units of the Company or any other Group Member. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement. In addition, the performance criteria shall be calculated in accordance with generally accepted accounting principles, but excluding the effect (whether positive or negative) of any change in accounting standards and any extraordinary, unusual or nonrecurring item, as determined by the Administrator, occurring after the establishment of the performance criteria applicable to the Award.

Note:

The Directors consider that it is not practicable to expressly set out when Awards may be granted with or without performance targets (and what specific targets may be applied) before assessing the individual circumstances of the Eligible Participants as and when they are selected by the Administrator. Awards may be granted to Eligible Participants without performance targets, including but not limited to, where the Administrator is of the view that an additional performance target is not necessary in light of the actual circumstances of the particular Eligible Participant and such arrangement is aligned with the terms and purpose of the Second Amended and Restated 2019 Share Incentive Plan to increase the relevant Grantee’ loyalty to the Company and incentivize the relevant Grantee to work toward enhancing the value of the Company and its Shares. The Company will comply with the applicable disclosure requirements on performance target(s) under the HK Listing Rules.

The assessment of whether performance targets are satisfied will be conducted by the Administrator or persons authorized by it in accordance with the Plan and the Group’s internal guidelines (including performance review guidelines).

Voting and dividend rights	Unvested Awards do not carry any right to vote at general meetings of the Company, nor any right to dividends or declarations, transfer or other rights (including those arising on a liquidation of the Company); this includes unvested Awards that are held by a Trustee holding Awards or Shares on behalf of Eligible Participants. No Grantee shall enjoy any of the rights of a Shareholder by virtue of the grant of an Award unless and until the Shares or ADSs underlying the Award are issued or transferred to the Grantee pursuant to the vesting and exercise (if applicable) of such Award. Where Shares or ADSs underlying an Award are held on Trust for the Grantee, unless the Grantee otherwise gives instructions to the Administrator, the Grantee shall be taken to have designated the Administrator to instruct the relevant Trustee to exercise the voting rights in respect of those Shares or ADSs underlying the vested Awards pursuant to, and to the extent permitted by, the relevant Trust Deed.

Lapse of awards	Without prejudice to the authority of the Administrator to provide additional situations in which an Award shall lapse in the terms of the Award Agreement, an Award shall lapse automatically (to the extent not already vested and, where relevant, exercised) on the earliest of:

	(a)	the grant of the Award has not been accepted by the Grantee in the manner prescribed;
	(b)	any Awards scheduled to vest at the end of that vesting period but that did not vest due to, for example, the Grantee does not satisfy the performance criteria, shall lapse in such number and manner as specified in the Award Agreement.
	(c)	the expiry of any applicable exercise period for an Option;
	(d)	when the clawback mechanism in the Plan has been triggered;

(e)	following a determination by the Board of such lapse; and
(f)	the Grantee transfers the Award in breach of the transferability provisions specified in the Plan.

The Administrator shall have the power to decide whether an Award shall lapse and its decision shall be binding and conclusive on the Grantee. The Company shall not owe any liability to any Grantee for the lapse of any Award under the Plan. Lapsed Awards will not be regarded as utilized for the purpose of calculating the Scheme Limit and Consultant Sublimit.

Cancellation of Awards	The Administrator may cancel any Award granted but not vested from time to time; provided that with respect to Awards funded by New Shares, a grant of new Awards to the same Grantee whose Awards have been cancelled may only be made if there are unissued Awards available under the Scheme Limit (excluding the Awards of the relevant Grantee cancelled) and in compliance with the terms of the Plan.

Clawback	In the event that:

(a) a Grantee ceases to be an Eligible Participant by reason of the termination of the Grantee’s employment or direct/indirect contractual engagement with the Group or a Related Entity for cause or without notice or with payment in lieu of notice;
(b) a Grantee has been charged, penalized or convicted of a civil or criminal offence involving the Grantee’s integrity or honesty;
(c) in the reasonable opinion of the Board or the Administrator, a Grantee has engaged in serious misconduct, including with respect to a policy or code of or other agreement with the Group, or breaches the terms of the Plan in any material respect; or
(d) in the reasonable opinion of the Board or the Administrator, the grant of an Award to the Grantee is no longer determined to be appropriate and aligned with the purpose of the Plan,

the Administrator may make a determination at its absolute discretion that: (A) any Awards granted to that Grantee but not yet exercised or transferred shall immediately lapse, regardless of whether such Awards have vested or not, (B) with respect to any Award Shares delivered to that Grantee or amount paid to that Grantee, the Grantee shall be required to transfer back to the Company or its nominee (1) the equivalent number of Shares, (2) an amount in cash equal to the market value of such Shares or amount paid, or (3) a combination of (1) and (2), and/or (C) with respect to any Shares held by the Trustee for the benefit of the Grantee, those Shares shall no longer be held on trust for nor inure to the benefit of the Grantee.

Note:

The Directors are of the view that the above clawback provision provides a mechanism for the Company to seek the clawback of Awards (or the Shares underlying such Awards) received by those Grantees who have, for example, seriously violated the policies of the Group, put the Group into disrepute, adversely harmed the Group, or otherwise exposed the Group to significant risk. In these circumstances, the Company would not consider it in the Company or Shareholders’ best interests to incentivize them with Awards under the Second Amended and Restated 2019 Share Incentive Plan, nor would the Company consider such Participants benefiting under the Second Amended and Restated 2019 Share Incentive Plan to align with the purpose of the plan. As such, the Company considers this clawback mechanism appropriate and reasonable.

Term of the Plan

The Second Amended and Restated 2019 Share Incentive Plan will maintain the same term as the Amended and Restated 2019 Share Incentive Plan (which became effective in February 2023 and continues in effect for a term of ten years unless sooner terminated), and will therefore be effective from the HK Primary Effective Date until the end of February 2033 unless sooner terminated.

Amendment, modification and termination

The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made in contravention of Chapter 17 of the HK Listing Rules or without the approval of the Company’s shareholders to the extent such approval is required by Applicable Laws, which with respect to Awards funded by New Shares includes: (i) a refreshment of the Scheme Limits and/or the Consultant Sublimit in accordance with and as required under Rule 17.03C of the HK Listing Rules; (ii) an alteration to the terms of the Plan which are of a material nature and any alteration to the provisions relating to the matters set out in Rule 17.03 of the HK Listing Rules to the advantage of participants; and (iii) any change to the authority of the Directors or the Administrator to alter the terms of the Plan. Any alteration to the terms of any Award the grant of which was subject to the approval of a particular body (such as the Board or any committee thereof, the independent non-executive Directors of the Company, or the shareholders of the Company in general meeting) shall be subject to approval by that same body, provided that this requirement does not apply where the relevant alteration takes effect automatically under the Plan.

No suspension or termination of the Plan shall adversely affect any rights under Awards already granted to a Grantee.

Adjustments Upon Changes in Capitalization	Subject to any required action by the shareholders of the Company and certain other provisions of the Plan, the number of Shares covered by each outstanding Award, the exercise price of each Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan shall be proportionately adjusted for a capitalization issue, rights issue, sub-division or consolidation of shares or reduction of capital (collectively “adjustments”). Any such adjustments to outstanding Awards will be effected in a manner that precludes the enlargement of rights and benefits under such Awards. In connection with the foregoing adjustments, the Administrator may, in its discretion, prohibit the issuance of Shares, cash or other consideration pursuant to Awards during certain periods of time. Except as the Administrator determines, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

Unless otherwise determined by the Administrator, the following default rules would apply with respect to Awards funded by New Shares:

	(a)	any adjustment should give each Grantee the same proportion of the equity capital of the Company, rounded to the nearest whole Share, as that to which that Grantee was previously entitled prior to such adjustments.
	(b)	for adjustments made according to the above other than on a capitalization issue, an independent financial adviser or the auditor of the Company must confirm to the Directors in writing that the adjustments satisfy the relevant requirements under the Chapter 17 of the HK Listing Rules.
	(c)	no such adjustments shall be made which would result in a Share being issued at less than its nominal value.

(d)	any adjustments made according to the above, to the extent not otherwise determined by the Administrator (subject to compliance with the requirements of Applicable Laws), shall be made in accordance with the formulae set out below.

Formulae for calculating adjustments
In the case of adjustments for (i) capitalization issue or bonus issue and rights issue or open offer of Shares or (ii) share sub-division or consolidation:
(a) Adjustments to the number of Shares in each Award shall be determined in accordance with the formula:
Adjusted number of Award Shares = Existing Number of Award Shares × F
(b) Adjustments to the exercise price of any Option or any purchase price of any Restricted Share Unit shall be determined in accordance with the formula:
Adjusted Exercise Price/Purchase Price = Existing Exercise Price/Purchase Price ÷ F
Where “F” represents:
(i) In the case of adjustment for capitalization issue or bonus issue and rights issue or open offer of Shares:
F = CUM ÷ TEEP
CUM = Closing price as shown in the Daily Quotation Sheet of the Hong Kong Stock Exchange (or the Nasdaq) on the last trading day before going ex-entitlement to the offer (i.e., the Cum-rights Price)
TEEP = (i.e., the Theoretical Ex-entitlement Price)
M = Entitlement ratio per existing Share under the capitalization issue, bonus issue, rights issue or open offer
R = Subscription price per Share under the rights issue or open offer (or 0 in the case of a capitalization issue or bonus issue)
(ii) In the case of adjustment for share sub-division or consolidation:
F = the ratio of share sub-division or consolidation
In applying the above formulae, the Administrator may have reference to Appendix 1 to Frequently Asked Questions FAQ13 issued by the Hong Kong Stock Exchange.
If the Company conducts a share sub-division or consolidation, the maximum number of New Shares that may be issued in respect of all options and awards to be granted under all of the schemes of the Company under the Scheme Limit or the Consultant Sublimit as a percentage of the total number of issued Shares at the date immediately before and after such consolidation or subdivision shall be the same, rounded to the nearest whole share.

Appendix IV

Proposed Amendments to the Memorandum and Articles of Association

Details of the proposed amendments to certain provisions of the Articles of Association are as follows (as indicated by the marked-up amendments):

Article No.	Article provisions after amendments
Memorandum of Association	~~SECOND~~THIRD AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION OF NETEASE, INC. (Adopted by Special Resolution passed on ~~June 15, 2023~~[●])
Articles of Association	~~SECOND~~THIRD AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF NETEASE, INC. (Adopted by Special Resolution passed on ~~June 15, 2023~~[●])
1.	“Hong Kong Listing Rules” means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time.

“Hybrid Meeting” means any general meeting of members convened for the (i) physical attendance and participation by members and/or proxies at the time and a place or location and at the same time (ii) virtual attendance and participation by members and/or proxies by means of Communication Facilities.

“Present” means, in respect of any Person, such Person’s presence at a general meeting of Members, which may be satisfied by means of such Person or, if a corporation or other non-natural person, its duly authorised representative (or, in the case of any Member, a proxy which has been validly appointed by such Member in accordance with these Articles), being: (a) physically present at the venue specified in the notice convening the meeting; or (b) in the case of any meeting at which Communications Facilities are permitted in accordance with these Articles, including any Virtual Meeting or Hybrid Meeting, connected by Communication Facilities in accordance with procedures specified in the notice convening such general meeting; and “Presence” shall be construed accordingly.

“Special Resolution” means a special resolution passed in accordance with the Statute, being a resolution:

(a) in respect of (i) any amendment to the Memorandum or these Articles; or (ii) the voluntary liquidation or winding up of the Company, passed by a majority of not less than three-fourths (3/4) of all votes cast by such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting (of which notice specifying the intention to propose the resolution as a special resolution has been duly given) and in computing the majority regard shall be had to the number of votes to which each Member is entitled. For this purpose, the voting rights attaching to treasury shares (as defined under the Hong Kong Listing Rules) shall be excluded; or

Article No.	Article provisions after amendments
51.

(a) The Company shall within one year of its incorporation and in each financial year of its existence thereafter hold a general meeting as its annual general meeting, to be held within six (6) months after the end of such financial year (or such other period as may be permitted by the Designated Stock Exchange Rules), and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place (which, in the case of a Virtual or Hybrid Meeting, includes a virtual place) as the Directors shall appoint.

52.

(a) The Directors may whenever they think fit, and they shall on the requisition of one or more Members of the Company holding together, at the date of the deposit of the requisition, shares representing not less than 10% of the voting rights of the Company which carry the right of voting at general meetings of the Company (excluding the voting rights attaching to the treasury shares (as defined under the Hong Kong Listing Rules)), on a one vote per share basis in the share capital of the Company (excluding the treasury shares (as defined under the Hong Kong Listing Rules)), proceed to convene a general meeting of the Company and add resolutions to the meeting agenda.

53.

At least twenty-one (21) days’ notice in writing shall be given of an annual general meeting and at least fourteen (14) days’ notice in writing shall be given of any extraordinary general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (~~except~~ which, in the case of a Virtual Meeting or a Hybrid Meeting, includes a virtual place), the day and the hour of the meeting and the general nature of the business and shall be given in manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company PROVIDED that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of Article 52 have been complied with, be deemed to have been duly convened if it is so agreed:

(a)       in the case of a general meeting called as an annual general meeting by all the Members entitled to attend and vote thereat or their proxies; and

(b)       in the case of any other general meeting by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five per cent (95%) in nominal value or in the case of shares without nominal or par value ninety-five per cent (95%) of the shares in issue, or their proxies.

If the Directors so determine in respect of a specific general meeting or all general meetings of the Company, Presence at the relevant general meeting may be by means of Communication Facilities. In addition, the Directors may determine that any general meeting may be held as a physical meeting, a Virtual Meeting or a Hybrid Meeting and this shall be specified in the notice of meeting. The notice of any general meeting at which Communication Facilities may be utilised (including any Virtual Meeting or any Hybrid Meeting) must set forth the Communications Facilities that will be used, including the procedures to be followed by any Member or other participant of the general meeting utilizing such Communication Facilities.

58.

If within half an hour from the time appointed for the meeting a quorum is not Present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place (whether physical or virtual) or to such other time or such other place (whether physical or virtual) as the Directors may determine and if at the adjourned meeting a quorum is not Present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.

Article No.	Article provisions after amendments
59.

The Chairman, if any, of the Board of Directors shall preside as chairman at every general meeting (including any Virtual Meeting or Hybrid Meeting) of the Company. If there is no Chairman, or if at any general meeting he is not Present within sixty minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the members Present shall choose any Person Present to be chairman of that meeting. The chairman of any general meeting shall be entitled to participate at any such general meeting by Communication Facilities, in which event the following provisions shall apply:

…

60.

(a)       The chairman of any general meeting may, with the consent of the general meeting duly constituted hereunder, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place (whether physical or virtual), but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. In the case of a Virtual Meeting or a Hybrid Meeting when a failure or impairment in the Communication Facilities has occurred, the chairman of the meeting is entitled at any point, but is not obliged, to adjourn the Virtual Meeting or the Hybrid Meeting without having such adjournment approved by any procedural motion or other consent of those Present at the Virtual Meeting or the Hybrid Meeting, and to reconvene it on such terms as he considers appropriate in his discretion. When a general meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting; save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned general meeting.

(b)       In the event there is a technical failure or impairment in the Communication Facilities, this shall not, in the absence of bad faith of the Company, invalidate the proceedings at the relevant Virtual Meeting or the relevant Hybrid Meeting, provided that, in the reasonable opinion of the chairman of the general meeting, at least Persons constituting a quorum as provided for in these Articles was capable of hearing and being heard by each other. In the event that the chairman of the general meeting becomes aware of such failure or impairment at the commencement of the Virtual Meeting or the Hybrid Meeting or during the Virtual Meeting or the Hybrid Meeting, he may, but is not obliged, to pause (but without adjourning) the proceeding, for such period as he considers reasonable, to allow for the Company and/or its agents to endeavor to rectify such failure or impairment. At the expiry of such period, the chairman may (but subject to the proviso regarding quorum in this Article) continue with the Virtual Meeting or the Hybrid Meeting, even if such failure or impairment has not been rectified.

61.

A resolution put to the vote of the meeting shall be decided on the vote of the requisite majority pursuant to a poll of the Members. Each poll shall be taken in such manner (including the use of ballot or voting papers or tickets or by electronic voting) as the chairman of the meeting directs and the result of the poll shall be deemed to be the resolution of the general meeting.

72.

The instrument appointing a proxy shall be deposited at the registered office of the Company or at such other place or in such other manner (including any electronic means) as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting, or adjourned meeting provided that the chairman of the meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited upon receipt of an electronic communication from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company.

Article No.	Article provisions after amendments
131.

Subject to applicable Law and Designated Stock Exchange Rules, the Company by Ordinary Resolution ~~or a committee of Independent Director(s) (being a body that is independent of the Board)~~ may appoint an Auditor of the Company who shall hold office until removed from office by Ordinary Resolution ~~or by a committee of Independent Director(s) (being a body that is independent of the Board)~~. The Board may fill any casual vacancy in the office of an auditor but while any such vacancy continues the surviving or continuing auditor or auditors, if any, may act. Such auditor or auditors appointed by the Board to fill any casual vacancy shall hold office until the next following annual general meeting of the Company and the remuneration of any such auditor may be fixed by the Board.

132.

The remuneration of the Auditor shall be approved by Ordinary Resolution at the general meeting at which they are appointed, provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Board ~~or by a committee of Independent Director(s) (being a body that is independent of the Board)~~.